# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Kaltura, Inc., CIK 0001432133
CUSIP: 483467106
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 860 Broadway, 3rd Floor, New York, New York (NY), 10003
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001172661-22-000381
Filed by CIK 0001697665

## Reporting persons
- SAPPHIRE VENTURES, L.L.C.: type of reporting person: investment adviser (IA), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 7,980,295; shared voting power 0; sole dispositive power 7,980,295; shared dispositive power 0; aggregate amount beneficially owned 7,980,295 (5.3% of the class)
- SAPPHIRE VENTURES FUND II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 7,980,295; sole dispositive power 0; shared dispositive power 7,980,295; aggregate amount beneficially owned 7,980,295 (5.3% of the class)
- SAPPHIRE VENTURES (GPE) II, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 7,980,295; sole dispositive power 0; shared dispositive power 7,980,295; aggregate amount beneficially owned 7,980,295 (5.3% of the class)
- NINO NIKOLA MARAKOVIC: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 7,980,295; sole dispositive power 0; shared dispositive power 7,980,295; aggregate amount beneficially owned 7,980,295 (5.3% of the class)

## Item 1. Issuer
Name of issuer: Kaltura, Inc.
Address of issuer's principal executive offices: 860 Broadway, 3rd Floor, New York, New York 10003

## Item 2. Person Filing
Name of person filing:
This statement is being filed by Sapphire Ventures Fund II, L.P. ("Fund II"); Sapphire Ventures (GPE) II, L.L.C. ("Sapphire GP"), which is the general partner of Fund II; Sapphire Ventures, L.L.C. ("Investment Adviser"), which is the investment adviser for Fund II; and Nino Nikola Marakovic ("Marakovic"), who is a managing member of each of Sapphire GP and Investment Adviser. The persons named in this paragraph are referred to herein as a "Reporting Person" and collectively as the "Reporting Persons".

The Managing Members of Sapphire Ventures (GPE) II, L.L.C. are Jayendra Das, David Hartwig, Richard Douglas Higgins, Nino Marakovic, and Andreas Weiskam.
Address of principal business office or, if none, residence: The address of the principal business office of the Reporting Persons is 801 W. 5th St., Ste 100, Austin, TX, 78703.
Citizenship: The Investment Adviser is a limited liability company organized under the laws of the State of Delaware. Fund II is a limited partnership organized under the laws of the State of Delaware. Sapphire GP is a limited liability company organized under the laws of the State of Delaware. Marakovic is an individual who is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 7,980,295
Percent of class: 5.3
Sole power to vote or to direct the vote: 7,980,295 - Sapphire Ventures, L.L.C.
Shared power to vote or to direct the vote: 7,980,295 - Sapphire Ventures Fund II, L.P.; Sapphire Ventures (GPE) II, L.L.C.; Nino Nikola Marakovic
Sole power to dispose or to direct the disposition: 7,980,295 - Sapphire Ventures, L.L.C.
Shared power to dispose or to direct the disposition: 7,980,295 - Sapphire Ventures Fund II, L.P.; Sapphire Ventures (GPE) II, L.L.C.; Nino Nikola Marakovic

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on SCHEDULE 13G/A, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on SCHEDULE 13G/A, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: February 05, 2025

Sapphire Ventures, L.L.C.
By: /s/ Robert Severo
Robert Severo, CCO

Sapphire Ventures Fund II, L.P.
By: Sapphire Ventures (GPE) II, L.L.C.
By: /s/ Nino Nikola Marakovic
Nino Nikola Marakovic, Managing Member

By: /s/ Jayendra Das
Jayendra Das, Managing Member

Sapphire Ventures (GPE) II, L.L.C.
By: /s/ Nino Nikola Marakovic
Nino Nikola Marakovic, Managing Member

By: /s/ Jayendra Das
Jayendra Das, Managing Member

Nino Nikola Marakovic
By: /s/ Nino Nikola Marakovic
Nino Nikola Marakovic

## Signatures
- SAPPHIRE VENTURES, L.L.C.: /s/ Robert Severo, Robert Severo - CCO (02/05/2025)
- SAPPHIRE VENTURES FUND II, L.P.: /s/ Nino Nikola Marakovic, Nino Nikola Marakovic - Managing Member (02/05/2025)
- SAPPHIRE VENTURES FUND II, L.P.: /s/ Jayendra Das, Jayendra Das - Managing Member (02/05/2025)
- SAPPHIRE VENTURES (GPE) II, L.L.C.: /s/ Nino Nikola Marakovic, Nino Nikola Marakovic - Managing Member (02/05/2025)
- SAPPHIRE VENTURES (GPE) II, L.L.C.: /s/ Jayendra Das, Jayendra Das - Managing Member (02/05/2025)
- NINO NIKOLA MARAKOVIC: /s/ Nino Nikola Marakovic, Nino Nikola Marakovic (02/05/2025)